

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 16, 2015

Sean Goodchild
Chief Executive Officer
Capital Art, Inc.
6445 South Tenaya Way, B-130
Las Vegas, Nevada 89113

      Re: **Capital Art, Inc.**
              Amendment No. 2 to Form 10-12G
              Filed December 1, 2015
              Form 10-Q for the Quarterly Period Ended September 30, 2015
              Filed November 16, 2015
              File No. 000-55370

Dear Mr. Goodchild:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

General

1. Please file the required quarterly reports for the quarters ending March 31, 2015 and June 30, 2015. Please refer to Rule 13a-13 under the Exchange Act.

2. Please include a risk factor addressing the risks associated with any failure on your part to comply with your reporting obligations under the Securities Exchange Act of 1934, as amended. In your risk factor, please refer to your quarterly reports that were not timely filed. Please also disclose in your risk factors the fact that the financial statements included in your Form 10-12G were stale at the time that your Form 10-12G went effective. Please refer to Rule 8-08 of Regulation S-X.

Sean Goodchild
Capital Art, Inc.
December 16, 2015
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 11

3. We reviewed the revisions made in response to comment 7. We continue to believe you should provide more insight into the changes in revenues when comparing both annual and interim periods. Please disclose the extent to which such changes are attributable to increases or decreases in prices and volumes of goods being sold. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 14

4. Please disclose how long the company can sustain operations assuming its current level of capital resources.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 30

5. Please disclose the information required by Item 304 of Regulation S-K. Please also tell us your consideration of filing an Item 4.01 Form 8-K.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 24

6. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products